Exhibit (a)(9)

                           [Text of the May 14 Letter]

         As you are aware, Vencor, Inc. ("Vencor") does not wish Transitional Hospitals Corporation ("THC") to be required to make any payment to Select Medical Corporation ("Select") upon termination of THC's merger agreement with Select (the "Select Merger Agreement"). Vencor has committed that two-thirds of any such amounts saved will go to THC stockholders or charities.

         Under the Select Merger Agreement, THC is purportedly required to pay $19,415,000 under certain circumstances. Vencor has asked me to request through you that THC conduct itself so as not to give Select any right to receive a termination fee pursuant to Sections 9.2(b)(i), 9.2(b)(ii), 9.2(b)(iii) or 9.2(b)(iv) of the Select Merger Agreement.

         Section 9.2(b)(v) of the Select Merger Agreement provides that a termination fee is payable if the Select Merger Agreement is terminated by Parent pursuant to Section 9.1(g) or in the event THC shall consummate an Acquisition Proposal (as defined) on terms more favorable than the Select merger. Because the final version of the Select Merger Agreement provides that only THC may terminate the Select Merger Agreement pursuant to Section 9.1(g), THC may, under the circumstances contemplated by Section 9.1(g), terminate the Select Merger Agreement without payment of any termination fee to Select. Thereafter, a fee might be payable if THC shall "consummate an Acquisition Proposal". Thus the Select Merger Agreement permits THC to terminate without payment of any termination fee. This would permit any determination as to Select's right to a termination payment to be deferred until after consummation of an Acquisition Proposal. While this may defer resolution of the termination payment beyond the expiration date of Vencor's tender offer, any reduction in the termination fee payable will benefit charities in the communities in which THC has facilities.

         Please contact me if you have any questions regarding the foregoing.